1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 1.0% Quarter-over-Quarter decline in Revenues Resulting in Earnings per Share of NT$ 0.97 or Earnings per ADS of US$ 0.16 for Fourth Quarter 2014

Taichung, Taiwan, Jan 28, 2015—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the fourth quarter of 2014 were NT$ 21,431 million, which represented a 1.0% decline in revenues compared to the third quarter of 2014 and a 13.7% growth in revenues compared to the fourth quarter of 2013. SPIL reported a net income of NT$ 3,012 million for the fourth quarter of 2014, compared with a net income of NT$ 3,257 million and a net income of NT$ 2,260 million for the third quarter of 2014 and the fourth quarter of 2013, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.97, and diluted earnings per ADS was US$ 0.16.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the fourth quarter of 2014, net revenues from IC packaging were NT$ 18,789 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,642 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 15,658 million, representing a decrease of 2.8% compared to the third quarter of 2014 and an increase of 7.8% compared to the fourth quarter of 2013.

•	Raw materials costs were NT$ 6,953 million for the fourth quarter of 2014 and represented 32.5% of total net revenues, whereas raw materials costs were NT$ 7,208 million and represented 33.3% of total net revenues for the third quarter of 2014.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 107 million.

•	Gross profit was NT$ 5,773 million for the fourth quarter of 2014, representing a gross margin of 26.9%, which increased from a gross margin of 25.6% for the third quarter of 2014 and was up from 22.9% for the fourth quarter of 2013.

•	Total operating expenses for the fourth quarter of 2014 were NT$ 1,920 million, which included selling expenses of NT$ 248 million, administrative expenses of NT$ 697 million and R&D expenses of NT$ 975 million. Total operating expenses represented 8.9% of total net revenues for the fourth quarter of 2014.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 71 million.

•	Operating income was NT$ 3,853 million for the fourth quarter of 2014, representing an operating margin of 18.0%, which increased from 16.7% for the third quarter of 2014 and increased from 14.0% for the fourth quarter of 2013.

•	Non-operating items:

•	Our non-operating income was NT$ 392 million, including foreign currency exchange gains of NT$ 256 million.

•	Our non-operating expense was NT$ 564 million, including net losses of NT$ 321 million on fair value change of financial liabilities at fair value through profit or loss.

•	Net income before tax was NT$ 3,681 million for the fourth quarter of 2014, which decreased from a net income before tax of NT$ 3,965 million for the third quarter of 2014 and increased from a net income before tax of NT$ 2,796 million for the fourth quarter of 2013.

•	Income tax expense was NT$ 669 million for the fourth quarter of 2014, compared with income tax expense of NT$ 708 million for the third quarter of 2014 and income tax expense of NT$ 536 million for the fourth quarter of 2013.

•	Net income was NT$ 3,012 million for the fourth quarter of 2014, which decreased from a net income of NT$ 3,257 million for the third quarter of 2014 and increased from a net income of NT$ 2,260 million for the fourth quarter of 2013.

•	Total number of shares outstanding was 3,120 million shares as of Dec 31, 2014. Diluted earnings per ordinary share for this quarter was NT$ 0.97, or US$ 0.16 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 30,155 million as of Dec 31, 2014 from NT$ 20,139 million as of Sept 30, 2014, and NT$ 16,975 million as of Dec 31, 2013.

•	Capital expenditures for the fourth quarter of 2014 totaled NT$ 8,665 million, which included NT$ 7,450 million for packaging equipment and NT$ 1,215 million for testing equipment.

•	Total depreciation expenses for the fourth quarter of 2014 totaled NT$ 3,092 million, which included NT$ 2,289 million was from packaging operations and NT$ 803 million from testing operations.

2

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 18,789 million for the fourth quarter of 2014, which represented a decrease of NT$ 264 million or 1.4% compared to the third quarter of 2014.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 29%, 19% and 40%, respectively, of total net revenues for the fourth quarter of 2014.

•	Capital expenditures for IC packaging operations totaled NT$ 7,450 million for the fourth quarter of 2014, which included NT$ 7,287 million for packaging and building construction and NT$ 163 million for wafer bumping operations.

•	As of Dec 31, 2014 we had 7,384 wirebonders installed, of which 6 were disposed in the fourth quarter of 2014.

IC testing service:

•	Net revenues from testing operations were NT$ 2,642 million for the fourth quarter of 2014, which represented an increase of NT$ 43 million or 1.7% compared to the third quarter of 2014.

•	Capital expenditures for testing operations totaled NT$ 1,215 million for the fourth quarter of 2014.

•	As of Dec 31, 2014 we had 501 testers installed, of which 27 were added and 9 were disposed in the fourth quarter of 2014.

3

Revenue Analysis

•	Breakdown by end applications:

By application	4Q14	3Q14
Communication	64%	61%
Computing	11%	12%
Consumer	21%	23%
Memory	4%	4%

•	Breakdown by packaging type:

By packaging type	4Q14	3Q14
Bumping & Flip Chip	40%	39%
Substrate Based	29%	30%
Leadframe Based	19%	19%
Testing	12%	12%

4

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Dec 31, 2014 reflect our gains or losses attributable to the fourth quarter of 2014 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Dec 31, 2014, nor the consolidated financial data for our company for the twelve months ended Dec 31, 2014 is necessarily indicative of the results that may be expected for any period thereafter.

5

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Dec 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2014			Dec 31, 2013		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Current Assets
Cash and cash equivalent	952,756	30,154,713	23	16,975,247	17	13,179,466	78
Accounts receivable	586,984	18,578,054	14	15,371,493	15	3,206,561	21
Inventories	138,424	4,381,135	3	3,667,592	4	713,543	19
Other current assets	66,162	2,094,006	1	1,810,799	1	283,207	16

Total current assets	1,744,326	55,207,908	41	37,825,131	37	17,382,777	46

Non-current Assets
Available-for-sale financial assets	284,357	8,999,903	8	6,087,053	6	2,912,850	48
Long-term investment under equity method	2,402	76,032	—	615,998	1	(539,966)	-88
Property, plant and equipment	2,006,972	63,520,671	49	55,196,751	54	8,323,920	15
Intangible assets	7,873	249,170	—	355,313	—	(106,143)	-30
Other assets	53,647	1,697,941	2	1,729,325	2	(31,384)	-2

Total non-current assets	2,355,251	74,543,717	59	63,984,440	63	10,559,277	17

Total Assets	4,099,577	129,751,625	100	101,809,571	100	27,942,054	27

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,690,250	2	2,533,850	2	156,400	6
Financial liabilities at fair value through profit or loss-current	34,615	1,095,552	1	—	—	1,095,552	100
Accounts payable	253,427	8,020,963	7	6,542,050	7	1,478,913	23
Current portion of long-term debt	220,226	6,970,152	5	3,154,196	3	3,815,956	121
Other current liability	404,396	12,799,126	9	10,300,068	10	2,499,058	24
Non-current Liabilities
Bonds payable	375,213	11,875,483	9	—	—	11,875,483	100
Long-term loans	404,236	12,794,062	10	15,355,557	15	(2,561,495)	-17
Other liabilities	44,038	1,393,806	1	1,453,914	2	(60,108)	-4

Total Liabilities	1,821,151	57,639,394	44	39,339,635	39	18,299,759	47

Stockholders’ Equity
Capital stock	984,632	31,163,611	24	31,163,611	31	—	—
Capital reserve	498,308	15,771,456	12	15,771,853	15	(397)	—
Legal reserve	277,946	8,797,005	7	8,207,777	8	589,228	7
Special reserve	—	—	—	244,604	—	244,604	-100
Retained earnings	369,912	11,707,700	9	5,965,224	6	5,742,476	96
Other equity	147,628	4,672,459	4	1,116,867	1	3,555,592	318

Total Equity	2,278,426	72,112,231	56	62,469,936	61	9,642,295	15

Total Liabilities & Shareholders’ Equity	4,099,577	129,751,625	100	101,809,571	100	27,942,054	27

Forex ( NT$ per US$ )		31.65		29.81

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q2014				4Q 2013		YOY	4Q 2014	3Q 2014		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	694,906		21,430,915	100.0		18,843,765	13.7	21,430,915		21,652,107	-1.0
Cost of Goods Sold	(507,721)		(15,658,132)	-73.1		(14,522,575)	7.8	(15,658,132)		(16,103,145)	-2.8

Gross Profit	187,185		5,772,783	26.9		4,321,190	33.6	5,772,783		5,548,962	4.0

Operating Expenses
Selling Expenses	(8,029)		(247,617)	-1.1		(223,483)	10.8	(247,617)		(251,110)	-1.4
Administrative Expenses	(22,608)		(697,231)	-3.3		(567,202)	22.9	(697,231)		(708,638)	-1.6
Research and Development Expenses	(31,627)		(975,356)	-4.5		(884,282)	10.3	(975,356)		(965,180)	1.1

	(62,264)		(1,920,204)	-8.9		(1,674,967)	14.6	(1,920,204)		(1,924,928)	-0.2

Operating Income	124,921		3,852,579	18.0		2,646,223	45.6	3,852,579		3,624,034	6.3

Non-operating Income	12,699		391,636	1.8		272,587	43.7	391,636		970,019	-59.6
Non-operating Expenses	(18,279)		(563,725)	-2.6		(123,332)	357.1	(563,725)		(629,012)	-10.4

Income from Continuing Operations before Income Tax	119,341		3,680,490	17.2		2,795,478	31.7	3,680,490		3,965,041	-7.2
Income Tax Expenses	(21,677)		(668,523)	-3.1		(535,946)	24.7	(668,523)		(708,168)	-5.6

Net Income	97,664		3,011,967	14.1		2,259,532	33.3	3,011,967		3,256,873	-7.5

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	14,314		441,434			141,483				180,012
Unrealized valuation profit and loss of available-for-sale financial assets	16,948		522,682			(320,107)				(1,419,352)
Acturial gain and loss of defined benefit plan	(1,354)		(41,749)			96,041				—
Tax effect of other comprehensive income items	(147)		(4,542)			(35,305)				120,186

Total other comprehensive income	29,761		917,825			(117,888)				(1,119,154)

Total comprehensive income	127,425		3,929,792			2,141,644				2,137,719

Earnings Per Ordinary Share- Diluted		NT$	0.97		NT$	0.72			NT$	1.04

Earnings Per ADS- Diluted		US$	0.16		US$	0.12			US$	0.17

Weighted Average Outstanding Shares - Diluted (‘k)			3,119,755			3,134,752				3,125,037

Forex ( NT$ per US$ )			30.84			29.55				30.01

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Twelve Months Ended on Dec 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2014 and 2013
	2014				2013		YOY
	USD	NTD		%	NTD		Change %
Net Sales	2,741,552		83,071,441	100.0		69,356,192	19.8
Cost of Goods Sold	(2,049,290)		(62,090,060)	-74.7		(54,925,674)	13.0

Gross Profit	692,262		20,981,381	25.3		14,430,518	45.4

Operating Expenses
Selling expenses	(30,969)		(938,522)	-1.1		(839,723)	11.8
Administrative expenses	(86,021)		(2,606,970)	-3.2		(2,246,763)	16.0
Research and development expenses	(119,694)		(3,627,958)	-4.4		(3,406,702)	6.5

	(236,684)		(7,173,450)	-8.7		(6,493,188)	10.5

Operating Income	455,578		13,807,931	16.6		7,937,330	74.0

Non-operating Income	65,349		1,975,209	2.4		974,505	102.7
Non-operating Expenses	(50,355)		(1,528,168)	-1.8		(1,455,902)	5.0

Income Before Income Tax	470,572		14,254,972	17.2		7,455,933	91.2
Income Tax Expenses	(83,299)		(2,523,770)	-3.1		(1,563,650)	61.4

Net Income	387,273		11,731,202	14.1		5,892,283	99.1

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	18,091		555,285			426,113
Unrealized valuation profit and loss of available-for-sale financial assets	97,179		2,948,369			692,602
Acturial gain and loss of defined benefit plan	(1,354)		(41,749)			96,041
Tax effect of other comprehensive income items	1,985		59,035			(116,939)

Total other comprehensive income	115,901		3,520,940			1,097,817

Total comprehensive income	503,174		15,252,142			6,990,100

Earnings Per Ordinary Share- Diluted		NT$	3.74		NT$	1.89

Earnings Per ADS- Diluted		US$	0.62		US$	0.32

Weighted Average Outstanding Shares - Diluted (‘k)			3,139,471			3,116,617

Forex ( NT$ per US$)			30.29			29.70

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 12 Months Ended on Dec 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2014		12 months, 2013
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	470,572	14,254,972	7,455,933
Depreciation	390,679	11,840,340	10,447,444
Amortization	19,649	595,475	586,295
Change in working capital / others	(58,873)	(1,745,614)	(741,716)

Net cash flows provided from operating activities	822,027	24,945,173	17,747,956

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(642,827)	(19,560,740)	(14,978,686)
Proceeds from disposal of available-for-sale financial assets	22,480	674,622	—
Increase of equity investment	(2,114)	(63,818)	(31,717)
Proceeds from disposal of property, plant and equipments	10,440	315,556	106,474
Payment for deferred charges/other changes	(20,076)	(608,423)	(684,332)

Net cash used in investing activities	(632,097)	(19,242,803)	(15,588,261)

Cash Flows from Financing Activities:
Increase of long-term loan	128,291	3,850,000	6,206,000
Payment of long-term loan	(104,320)	(3,178,166)	(3,178,166)
Cash dividends distributed to shareholders	(186,919)	(5,609,436)	(5,140,752)
Proceeds from issue of convertible bonds	392,008	12,089,536	—
Proceeds from the exercise of employee stock option /other charges	4,639	140,246	962,579

Net cash provided from ( used in ) financing activities	233,699	7,292,180	(1,150,339)

Foreign currency exchange effect	6,024	184,916	113,399

Net increase in cash and cash equivalents	429,653	13,179,466	1,122,755

Cash and cash equivalents at beginning of period	560,794	16,975,247	15,852,492

Cash and cash equivalents at end of period	990,447	30,154,713	16,975,247

Forex ( NT$ per US$ )		30.29	29.81

(1)	: All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 28, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer